May 29, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Rebekah Reed

Re:	Safe & Green Holdings Corp.
Registration Statement on Form S-1
File No. 333-279497

Dear Ms. Reed:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Safe & Green Holdings Corp. (the “Registrant”) respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1, as amended (File No. 333-279497), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to be effective at 9:00 A.M., Eastern Time, on May 31, 2024, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Brian Blaylock of Snell & Wilmer L.L.P. to orally modify or withdraw this request for acceleration. Please contact Mr. Blaylock at (702) 784-5355 or Eileen Vernon at (213) 929-2551 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,
Safe & Green Holdings Corp.

By:	/s/ Paul M. Galvin
Name:	Paul M. Galvin
Title:	Chief Executive Officer

cc:	Brian Blaylock, Snell & Wilmer L.L.P.

Eileen Vernon, Snell & Wilmer L.L.P.

990 Biscayne Blvd, Floor 5

Miami, FL 33132